

October 5, 2010

Danny Elbaz
President
The Mobile Star Corp.
53 Hanoter Street
Even Yehuda, Israel 40500

Re: The Mobile Star Corp.
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2009
Filed September 27, 2010
File No. 333-152952

Dear Mr. Elbaz:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 8A(T). Controls and Procedures, page 12

1. We note your statement that you "concluded that…disclosure controls and procedures were not effective as described below under material weaknesses." However, we could not find any other discussion of your "material weaknesses" elsewhere in your filing. For each material weakness, please revise to describe:

   - the nature of the material weakness;
   - its impact on the financial reporting and ICFR, if any; and
   - management's current plans or action already undertaken, if any, for remediating the material weakness.

2. In addition, given that you do have material weaknesses, it is unclear to us how you were able to conclude that your internal controls over financial reporting were effective.

Please note that you cannot conclude that your internal controls over financial reporting are effective if you have one or more material weaknesses. Please revise.

Signatures, page 19

3. We note your response to comments four and five from our letter dated August 19, 2010. Please note that your Form 10-K must signed by your principal executive officer, your principal financial officer and your controller or principal accounting officer. See General Instruction D to Form 10-K. If Mr. Gronich is your principal financial officer and principal accounting officer, please revise to indicate that he is signing the Form 10-K in that capacity. In addition, as previously requested, please reflect all of Mr. Gronich's corporate offices on page 14.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

Sincerely,

/s Celeste Murphy, for

Larry Spirgel
Assistant Director

Cc: Michael S. Krome (via facsimile)